LM Capital Investments Trust
                                 120 South Olive
                         West Palm Beach, Florida 33401


                                                           November 8, 1999

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                Re:      Withdrawal of Registration Statement on Form
                         N-1A by LM Capital Investments Trust
                         Registration No. 33-91428, filed on December 24,
                         1997
                         -------------------------------------------------

Ladies and Gentlemen:

         LM Capital Investments Trust (the "Registrant"), hereby applies to the Securities and Exchange Commission (the "Commission"), pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to approve the withdrawal of its Registration Statement on Form N-1A, Registration No. 33-91428, filed on December 24, 1997 (the "Registration Statement").

         The Registration Statement was filed in connection with the registration of shares of the Registrant offered through LM Capital Evolving Venture Fund, an equity mutual fund (the "Fund"). However, the Registrant seeks to pursue a different business direction and does not wish to continue offering shares through the Fund. The Registrant has determined that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         The Registrant respectfully requests that this Application to withdraw the Registration Statement be approved by the Commission as soon as possible.

         If you have any questions with respect to this Application, please contact Peter O'Rourke of Kramer Levin Naftalis & Frankel LLP, counsel to the Registrant, at (212) 715-7509.

                                      LM Capital Investments Trust

                                      By:  /s/ Leslie M. Corley
                                         -----------------------------------
                                            Leslie M. Corley
                                             President
cc: Peter J. O'Rourke